December 4, 2024

Judith Hunsicker
Chief Financial Officer
Embassy Bancorp, Inc.
One Hundred Gateway Drive
Suite 100
Bethlehem, PA 18017

       Re: Embassy Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-53528
Dear Judith Hunsicker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Capital Resources and Adequacy, page 46

1.     We note that your presentation of tangible book value per share not including
       accumulated other comprehensive loss in the stockholders    equity
numerator (a non-
       GAAP measure) represents an individually tailored accounting measure given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from future filings. Refer to Question 100.04 of the Division of Corporation
       Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
       Measures and Rule 100(b) of Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 4, 2024
Page 2

       Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance